SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 4)1

                        SAVVIS Communications Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   805423 10 0
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson  & Stowe               William J. Hewitt, Esq.
320 Park Avenue, Suite 2500                    Ropes & Gray LLP
New York, New York 10022                       45 Rockefeller Plaza
Attention: Jonathan M. Rather                  New York, New York 10111
Tel. (212) 893-9500                            Tel. (212) 841-5700
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 9, 2004
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


-----------------------------------
     1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 805423 10 0                                   Page 2 of 11 Pages

1)  Name of Reporting Person         Welsh, Carson, Anderson & Stowe VIII, L.P.
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         242,813,760 shares of
Shares Beneficially                                     Common Stock
Owned by Each                                           (including shares
Reporting Person                                        issuable upon conversion
With                                                    of preferred stock)
                           -----------------------------------------------------
                           8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    242,813,760 shares of
                                                        Common Stock (including
                                                        shares issuable upon
                                                        conversion of preferred
                                                        stock)
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       242,813,760 shares of
    Each Reporting Person                               Common Stock Owned by
                                                        (including shares
                                                        issuable upon conversion
                                                        of preferred stock)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     63.1%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person
                                                        PN

CUSIP No. 805423 10 0                                   Page 3 of 11 Pages

1)  Name of Reporting Person         Welsh, Carson, Anderson & Stowe VII, L.P.
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         18,782,796 shares of
Shares Beneficially                                     Common Stock
Owned by Each                                           (including shares
Reporting Person                                        issuable upon conversion
With                                                    of preferred stock)
                           -----------------------------------------------------
                           8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    18,782,796 shares of
                                                        Common Stock (including
                                                        shares issuable upon
                                                        conversion of preferred
                                                        stock)
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       18,782,796 shares of
    Each Reporting Person                               Common Stock Owned by
                                                        (including shares
                                                        issuable upon conversion
                                                        of preferred stock)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     9.7%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person

                                                        PN

CUSIP No. 805423 10 0                                   Page 4 of 11 Pages

1)  Name of Reporting Person         Welsh, Carson, Anderson & Stowe VI, L.P.
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         20,053,889 shares of
Shares Beneficially                                     Common Stock
Owned by Each                                           (including shares
Reporting Person                                        issuable upon conversion
With                                                    of preferred stock)
                           -----------------------------------------------------
                           8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    20,053,889 shares of
                                                        Common Stock (including
                                                        shares issuable upon
                                                        conversion of preferred
                                                        stock)
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       20,053,889 shares of
    Each Reporting Person                               Common Stock Owned by
                                                        (including shares
                                                        issuable upon conversion
                                                        of preferred stock)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     10.2%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person

                                                        PN

CUSIP No. 805423 10 0                                   Page 5 of 11 Pages

1)  Name of Reporting Person         WCAS Capital Partners II, L.P.
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         667,761 shares of
Shares Beneficially                                     Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    667,761 shares of
                                                        Common Stock
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       667,761 shares of
    Each Reporting Person                               Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     0.4%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person

                                                        PN

CUSIP No. 805423 10 0                                   Page 6 of 11 Pages

1)  Name of Reporting Person         WCAS Information Partners, L.P.
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         65,357 shares of
Shares Beneficially                                     Common Stock
Owned by Each
Reporting Person           -----------------------------------------------------
With                       8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    65,357 shares of
                                                        Common Stock
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       65,357 shares of
    Each Reporting Person                               Common Stock
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     less than 0.1%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person

                                                        PN

CUSIP No. 805423 10 0                                   Page 7 of 11 Pages

1)  Name of Reporting Person         WCAS Management Corporation
    and I.R.S. Identification
    No. of Above Person, if
    an Entity (Voluntary)
--------------------------------------------------------------------------------
2) Check the Appropriate Box                            (a) [X]
   if a Member of a Group                               (b) [  ]
--------------------------------------------------------------------------------
3) SEC Use Only
--------------------------------------------------------------------------------
4) Source of Funds                                      Not Applicable
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings             Not Applicable
   Is Required Pursuant to  Items 2(d) or 2(e)
--------------------------------------------------------------------------------
6) Citizenship or Place
   of Organization                                      Delaware
--------------------------------------------------------------------------------
Number of                  7) Sole Voting Power         776,581 shares of
Shares Beneficially                                     Common Stock including
Owned by Each                                           shares issuable upon
Reporting Person                                        conversion of preferred
With                                                    stock)
                           -----------------------------------------------------
                           8) Shared Voting Power       -0-
                           -----------------------------------------------------
                           9) Sole Dispositive Power    776,581 shares of
                                                        Common Stock (including
                                                        shares issuable upon
                                                        conversion of preferred
                                                        stock)
                           -----------------------------------------------------
                           10) Shared Dispositive Power -0-
                           -----------------------------------------------------
11) Aggregate Amount Beneficially                       776,581 shares of
    Each Reporting Person                               Common Stock (including
                                                        shares issuable upon
                                                        conversion of preferred
                                                        stock)
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11)
    Excludes Certain Shares
--------------------------------------------------------------------------------
13) Percent of Class Represented by                     0.4%
    Amount in Row (11)
--------------------------------------------------------------------------------
14) Type of Reporting Person

                                                        CO

CUSIP No. 805423 10 0                                   Page 8 of 11 Pages


                         Amendment No. 4 to Schedule 13D
                        ---------------------------------

     Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on March 8, 2000, Amendment No. 1 thereto filed on March 15, 2001, Amendment No. 2 thereto filed on March 20, 2002 and Amendment No. 3 thereto filed on October 8, 2002 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

     The following Items of the Schedule 13D are hereby amended as follows:

Item 1.    Security and Issuer.
           -------------------

     Item 1 is hereby amended to reflect that the principal executive offices of the Issuer are located at 1 Savvis Parkway, Town and Country, Missouri 63017.

Item 2.   Identity and Background.
          -----------------------

     Item 2 is hereby amended to remove Lawrence B. Sorrel as a managing member of VIII Associates and a general partner of VII Partners, and to add D. Scott Mackesy, James R. Matthews, Sanjay Swani and John D. Clark as managing members of VIII Associates.

Item 3.   Source and Amount of Funds and Other Consideration.
          --------------------------------------------------

     Item 3 is hereby amended by adding the following thereto:

     On December 9, 2004, WCAS VIII, WCAS VII, WCAS VI and WCAS acquired an aggregate 38,101,700 shares of Common Stock as a result of the automatic conversion of the Issuer's Series B Convertible Preferred Stock (the "Series B Preferred Stock"), pursuant to the terms of the Certificate of Designations for the Series B Preferred Stock. The Certificate of Designations for the Series B Preferred Stock was filed as an exhibit to the Issuer's Report on Form 8-K filed on February 26, 2004, and is incorporated herein as Exhibit 1 hereto by reference to such exhibit, and any description thereof is qualified in its entirety by reference thereto. The Series B Preferred Stock was acquired by WCAS VIII, WCAS VII, WCAS VI and WCAS on February 9, 2004 upon the exercise of warrants to purchase Series B Preferred Stock ("Series B Warrants") that had been issued by Savvis in connection with the issuance to WCAS VIII, WCAS VII, WCAS VI and WCAS of Series A Subordinated Notes in the aggregate principal amount of $123,789,702, the proceeds of which were used to finance Savvis' acquisition of the assets of Cable & Wireless USA, Inc. and Cable & Wireless Internet Services, Inc. in March 2004. The exercise price of the Series B Warrants was $16.30 per share. Certain managing members of VIII Associates, general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals identified in the Schedule 13D (together with WCAS VIII, WCAS VII, WCAS VI and WCAS, the "WCAS Purchasers") also acquired shares of Common Stock as a result of the conversion of the Series B Preferred Stock. The source of funds paid by the WCAS Purchasers for the purchase price of the Series A Subordinated Notes and for the exercise price of the Series B Warrants was the working capital, or funds available for investment, of WCAS VIII, WCAS VII, WCAS VI and WCAS, and the personal funds of the individual purchasers. Each share of Series B Convertible Preferred Stock held by the WCAS Purchasers was to automatically convert into ten shares of Common Stock upon the later to occur of
(i) approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended or (ii) shareholder approval, for no additional consideration. Shareholder approval was obtained on December 9, 2004.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     Item 5 is hereby amended and restated to read in its entirety as follows:

     The information set forth below is based on a total of 180,022,016 shares of Common Stock outstanding following the conversion of the Series B Preferred Stock, which is based on 114,493,156 shares of Common Stock

CUSIP No. 805423 10 0                                   Page 9 of 11 Pages

outstanding as of November 9, 2004, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended September 30, 2004, plus an aggregate 65,528,860 shares of Common Stock issued on December 9, 2004 upon the conversion of the Series B Preferred Stock, and gives effect to the conversion of all shares of Series A Preferred Stock (including shares issued quarterly as payment-in-kind dividends thereon through September 30, 2004) held by each entity and individual named below.

     (a)

     WCAS VIII and VIII Associates
     -----------------------------

     WCAS VIII owns 242,813,760 shares of Common Stock, or approximately 63.1% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

     WCAS VII and VII Partners
     -------------------------

     WCAS VII owns 18,782,796 shares of Common Stock, or approximately 9.7% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

     WCAS VI and VI Partners
     -----------------------

     WCAS VI owns 20,053,889 shares of Common Stock, or approximately 10.2% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

     WCAS CP II and CP II Partners
     -----------------------------

     WCAS CP II owns 667,761 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

     WCAS IP and INFO Partners
     -------------------------

     WCAS IP owns 65,357 shares of Common Stock, or less than 0.1% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

     WCAS
     ----

     WCAS owns 776,581 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

     Managing Members of VIII Associates, General Partners of VII Partners, VI Partners, CP II Partners and INFO Partners and WCAS Principals
     --------------------------------------------------------------

     (i) Patrick J. Welsh owns 2,219,133 shares of Common Stock, or approximately 1.2% of the Common Stock outstanding.

     (ii) Russell L. Carson owns 2,283,475 shares of Common Stock, or approximately 1.3% of the Common Stock outstanding.

     (iii) Bruce K. Anderson owns 2,768,294 shares of Common Stock, or approximately 1.5% of the Common Stock outstanding.

CUSIP No. 805423 10 0                                   Page 10 of 11 Pages

     (iv) Thomas E. McInerney owns 1,959,545 shares of Common Stock, or approximately 1.1% of the Common Stock outstanding.

     (v) Robert A. Minicucci owns 760,942 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

     (vi) Anthony J. deNicola owns 322,336 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

     (vii) Paul B. Queally owns 66,115 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (viii) Jonathan M. Rather owns 21,305 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (ix) D. Scott Mackesy owns 21,305 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (x) John D. Clark owns 17,585 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xi) Sanjay Swani owns 21,305 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (xii) James R. Matthews owns 21,305 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

     (b) The managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and WCAS, respectively. Each of the managing members of VIII Associates, the general partners of VII Partners, VI Partners, CP II Partners and INFO Partners and the WCAS Principals disclaims beneficial ownership of all securities other than those he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Associates and/or a general partner of VII Partners, VI Partners, CP II Partners and/or INFO Partners, and/or as a WCAS Principal, as the case may be, in the securities owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP and/or WCAS.

     (c) Not applicable.

     (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares of Common Stock owned by WCAS VIII, WCAS VII, WCAS VI, WCAS CP II, WCAS IP or WCAS.

     (e) Not Applicable.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

     Exhibit 1 - Certificate of Designations for the Series B Preferred Stock (incorporated by reference to Exhibit to the Issuer's Form 8-K filed on February 26, 2004)

CUSIP No. 805423 10 0                                   Page 11 of 11 Pages

                                   Signature
                                   ---------

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 30, 2004

                   WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                   By:  WCAS VIII Associates, L.L.C., General Partner

                   By:/s/Jonathan M. Rather
                      ---------------------
                         Managing Member

                   WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                   By: WCAS VII Partners, L.P., General Partner

                   By:/s/Jonathan M. Rather
                      ---------------------
                         General Partner

                   WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                   By: WCAS VI Partners, L.P., General Partner

                   By:/s/Jonathan M. Rather
                      ---------------------
                         Attorney-in-Fact

                   WCAS CAPITAL PARTNERS II, L.P.
                   By: WCAS CP II Partners, General Partner

                   By:/s/Jonathan M. Rather
                      ----------------------
                         Attorney-in-Fact

                   WCAS INFORMATION PARTNERS, L.P.
                   By: WCAS INFO Partners, General Partner

                   By:/s/Jonathan M. Rather
                      ----------------------
                         Attorney-in-Fact

                   WCAS MANAGEMENT CORPORATION

                   By:/s/Jonathan M. Rather
                      ---------------------
                   Vice President, Secretary and Treasurer